UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended June 30, 2003

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation at Registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R.District — 500855
Hyderabad, Andra Pradesh
India
(91) 40-2309-7505
(Address of principal executive offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to registrant In connection with Rule 12g3-2(b). Not applicable.

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772).

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to “we,” “us,” the “company,” “SAY” or “Satyam” are to Satyam Computer Services Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. We are a leading Indian information technology services company which is traded on the New York Stock Exchange, or NYSE, under the symbol “SAY” as well as the major Indian stock exchanges. “Satyam” is a trademark owned by Satyam Computer Services. “Sify.com,” “SatyamOnline,” “Satyam: Net”, “satyamonline.com” and “Satyam iway” are trademarks used by our associate company, Sify Limited, or “Sify”, for which registration applications are pending in India. All other trademarks or tradenames used in this Report on Form 6-K (“the Quarterly Report”) are the property of their respective owners.

     In this Quarterly Report, references to “$”, “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

     For your convenience, this Quarterly Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Quarterly Report, all translations from Indian rupees to U.S. dollars contained in this Quarterly Report have been based on the noon buying rate in the City of New York on June 30, 2003 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on June 30, 2003 was Rs. 46.40 per $1.00.

     Information contained in our websites, including our corporate website, www.satyam.com, is not part of this Quarterly Report.

Forward-Looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS QUARTERLY REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS QUARTERLY REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS QUARTERLY REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

PART I

FINANCIAL INFORMATION

Item 1. Financial Statements

Please see our Form 6K dated July 31, 2003 submitted to the SEC on August 1, 2003 for our unaudited U.S. GAAP Consolidated Financial Statements for the three months ended June 30, 2003, which are incorporated herein by reference.

Item 2. Operating and financial review and prospects

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the financial statements and the related notes included in our Form 6K dated July 31, 2003 and the audited financial statements and related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Risk Factors”. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

We are the fourth largest provider of IT services in India, based on the amount of export revenues generated during our fiscal year ended March 31, 2003. We offer a comprehensive range of services, including software development, system maintenance, packaged software integration, engineering design services and internet services. We use our global infrastructure to deliver value-added services to our customers to address IT needs in specific industries and to facilitate eBusiness initiatives. Our total revenues increased by 14.4% to $121.6 million in the three months ended June 30, 2003 from $106.3 in the three months ended June 30, 2002. Our worldwide technical headcount increased to 9,930 as of June 30, 2003 compared to 8,595 as of June 30, 2002. Our reportable operating segments are divided into IT services, Business Process Outsourcing, or BPO, and software products.

We own 100% of the outstanding stock of VisionCompass Inc., or VCI, which has developed and markets our software product, VisionCompass. VCI had revenues of $115 thousand and a net profit of $76 thousand for the three months ended June 30, 2003. Following a restructuring, VCI was able to generate modest profits during the three months ended June 30, 2003. However, keeping in view the present business and economic conditions, the relative size and managerial time, we have decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services. The services of all employees in VisionCompass have been terminated and we have initiated the closure procedures.

On June 5, 2002, we formed Nipuna Services Limited, or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing, or BPO. As of June 30, 2003, we had invested $0.2 million in Nipuna. Nipuna had revenues of $290 thousand and a net loss of $758 thousand for the three months ended June 30, 2003.

On July 24, 2003, we announced that we had entered into an agreement with two global investors for their investing US$20 million in the Company’s wholly-owned subsidiary, Nipuna Services Ltd.

Consolidation of Subsidiaries

As of June 30, 2003, we had invested $27.7 million in VCI, $5.1 million in Sify and $20.2 million representing equity and other advances in six of our other subsidiaries. Since its inception in January 1999, VCI has incurred significant operating losses and negative cash flows. As of June 30, 2003, the cumulative net losses incurred were $27.2 million by VCI and $15.8 million by our other subsidiaries. The results of VCI and our other subsidiaries are reflected in our unaudited consolidated financial statements under U.S. GAAP.

Satyam Manufacturing Technologies, Inc.

On March 28, 2003, we acquired Northrop Grumman’s 24% interest in Satyam Manufacturing Technologies Inc., or SMTI, and SMTI became our 100% owned subsidiary. We issued Northrop Grumman a non interest bearing unsecured promissory note with a principal amount of $3.5 million, which is payable in four quarterly installments from April 1, 2003 to January 1, 2004 in payment of the purchase price. As on June 30, 2003, we have paid $2.0 million to Northrop Grumman and the outstanding amount is $1.5 million.

Our Investment in Associated Companies

Our investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.

The following table gives details regarding our percentage holding, carrying value and share of earnings / (losses) of our associated companies for the three months ended June 30, 2003 and 2002 (in million, except percentages)

	June 30, 2003			June 30, 2002

		Share of earnings /			Share of earnings /
Name of the		(losses) during the	Carrying value as		(losses) during the	Carrying value as
associated company	% holding	period	at June 30, 2003	% holding	period	at June 30, 2002
Sify	36.0	$(1.3)	$25.6	—	—	—
Satyam Venture	50.0	0	1.2	50.0	$0.1	$1.1
CA Satyam	50.0	(0.3)	0.9	50.0	0	0.4
Satyam GE	—	—	—	50.0	0.2	3.3
Cricinfo	—	—	—	25.0	(1.8)	2.6
Refco-Sify	—	—	—	40.0	(0.1)	2.4
Placements.com	—	—	—	27.0	0	0
Total		$(1.6)	$27.7		$(1.6)	$9.8

Sify

We continue to be the single largest shareholder of Sify, which provides Internet services in India, even though our ownership interest in Sify was reduced from 37.15% as at March 31, 2003 to 35.00% as at July 31, 2003 due to the private placement completed by Sify to Softbank Asia Infrastructure Fund (SAIF) and VentureTech Solutions Private Ltd. (VentureTech) in December 2002, May 2003 and July 2003. Subsequent to December 9, 2002, we have accounted for our interest in Sify under the equity method of accounting, as we no longer hold a controlling interest in Sify. We are under no future obligation to provide additional funds to Sify.

In April 2003 and pursuant to the VentureTech subscription agreement, Sify sold 1,017,442 additional equity shares to VentureTech and agreed to sell an additional 1,017,441 ADSs to VentureTech or its affiliate no later than July 31, 2003. Subsequently, in July 2003, an affiliate of VentureTech purchased 1,017,441 ADSs to complete VentureTech’s subscription obligation under the subscription agreement.

Satyam Venture

On October 28, 2000, we entered into an agreement with Venture Industries to form an equally held joint venture company Satyam Venture Engineering Services Private Limited or Satyam Venture. We hold 50% of Satyam Venture. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industry worldwide.

CA Satyam

On December 29, 2000, we entered into an agreement with Computer Associates International, Inc. to form an equally held joint venture company, CA Satyam ASP Private Limited or CA Satyam. We hold 50% of CA Satyam. As per the agreement, both we and Computer Associates have invested $1.5 million each in the joint venture.

Satyam GE

In January 2002, we initiated the process of transfer our 50% shareholding in Satyam GE Software Services Private Limited, or Satyam GE, to our joint venture partner, GE Pacific (Mauritius) Limited, Mauritius, or GEPL, in accordance with the shareholders’ agreement for a consideration of approximately US$4,000 thousand. The transfer was subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities. After the transfer process was initiated, we continued to have the ability to exercise significant influence over the operating and financial policies of Satyam GE and hence accounted for its 50% interest in Satyam GE using the equity method upto June 30, 2002. During the year ended March 31, 2003 the necessary approvals were received and we recorded a gain of US$830 thousand, the excess of sales consideration received over the carrying value as of June 30, 2002, in the statement of operations.

Deferred Stock based Compensation

We have 3 associate stock option plans: our Associate Stock Option Plan, or ASOP, established in May 1998; our Associate Stock Option Plan B, or ASOP B, established in May 1999; and our Associate Stock Option Plan ADS, or ASOP ADS, established in 2000.

ASOP

The aspects of the ASOP differ significantly from typical U.S. stock option plans. We established a controlled associate welfare trust called the Satyam Associate Trust, to administer the ASOP, and issued warrants to purchase 13,000,000 equity shares of Satyam Computer Services. To give our associates the benefit of our stock split (in the form of stock dividend) in September 1999, the Trust exercised its warrants to acquire our shares before the split using the proceeds from bank loans. The Trust periodically grants eligible associates warrants to purchase equity shares held by or reserved for issuance by the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, employees have 30 days in which to exercise their warrants. Each warrant issued by the Trust currently entitles the associate holding the warrant to purchase 10 equity shares of our company at a price of Rs.450 ($9.7), plus an interest component associated with the loan the Trust assumed, for the conversion of the warrants it held. The interest component is computed based on a fixed vesting period and a fixed interest rate. This exercise price has been substantially below the market price of our shares at the time the warrants have been granted by the Trust. Neither we nor the Trust may increase the exercise price of the warrants.

We account for the ASOP as a fixed plan in accordance with Accounting Principles Board Opinion No. 25. Under U.S. GAAP, the difference between the exercise price and the market price on the date the warrants are granted to associates is required to be treated as a non-cash compensation charge and amortized over the vesting period of the equity shares underlying the warrants. Under U.S. GAAP, in the three months ended June 30, 2003 and 2002, we recognized deferred stock based compensation of $(64) thousand and $(35) thousand, respectively, and $271 thousand and $469 thousand was amortized and charged to earnings, respectively. As of June 30, 2003, warrants (net of forfeited and cancelled) to purchase 11,927,760 equity shares have been granted to associates pursuant to ASOP, and warrants to purchase 10,944,380 equity shares have been exercised. As of June 30, 2003, the Trust held warrants to purchase 1,072,240 equity shares that had not yet been granted to associates pursuant to the ASOP but are expected to be granted in the future. Under current accounting rules, we expect to recognize amortization of deferred stock based compensation expense in respect of our ASOP in the approximate amounts of $2.5 million in fiscal 2004 and $0.3 million in fiscal 2005 based on the price of our equity shares on June 30, 2003 and in connection with both granted and ungranted warrants on such date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change.

ASOP B

The ASOP B is substantially similar to the ASOP and is administered by a committee of our board of directors. Under U.S. GAAP, in the three months ended June 30, 2003 and 2002, we recognized deferred stock based compensation of $(13) thousand and $0.2 thousand, respectively, and $7 thousand and $16 thousand was amortized and charged to earnings, respectively. As of June 30, 2003, options (net of forfeited and cancelled) to purchase 15,866,578 equity shares have been granted to associates under this plan. Under current accounting rules, we expect to recognize amortization of deferred stock based compensation expense in respect of these granted options in the approximate amounts of $27 thousand in fiscal 2004 and $1 thousand in fiscal 2005. We expect that the exercise prices of options granted in the future under the ASOP B will generally not be less than the fair market value of the underlying shares and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules. We also account for the ASOP B as a fixed option plan.

ASOP ADS

Under ASOP ADS, we periodically issue grants to eligible associates to purchase ADSs. As of June 30, 2003, warrants (net of forfeited and cancelled) for 1,316,099 ADSs representing 2,632,198 equity shares have been granted to associates under the ASOP ADS. The warrants issued under ASOP-ADS could be at a price per option which is not less than 90% of the value of one ADS as reported on NYSE (fair market value) on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant. We account for the ASOP ADS as a fixed option plan. We expect that the exercise prices of options granted in the future under the plan will not be less than the fair market value of the underlying ADSs and therefore we do not expect to incur compensation expense with respect to those future grants under current accounting rules.

Revenues

Our revenues are generated from professional services fees / product development provided through three segments, IT services, business process outsourcing (or BPO) and software products. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. Up to March 31, 2003, Satyam provided segmental disclosures based on three business groups: IT services, Internet services and software products. Subsequent to March 31, 2003, our executive management evaluates Satyam’s operating segments based on the following three business groups:

IT services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance, engineering design services and internet services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	BPO, providing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

•	Software Products, product development and creation of propriety software.

The following table sets forth the revenues for our three business segments for the three months ended June 30, 2003 and 2002 (in millions, except percentages).

	Three months ended		Three months ended
	June 30, 2003		June 30, 2002

Segment	Amount	%	Amount	%
IT Services	$121.4	99.8	$106.1	99.8
BPO	0.1	0.1	—	—
Software Products	0.1	0.1	0.2	0.2
Total	$121.6	100.0	$106.3	100.0

Our total revenues increased by 14.4% to $121.6 million in the three months ended June 30, 2003 from $106.3 in the three months ended June 30, 2002. Our top two customers accounted for 25.3% of total revenues in the three months ended June 30, 2003 from 24.7% of total revenues in the three months ended June 30, 2002. Additionally, our top 5 customers accounted for 36.5% of the revenues in the three months ended June 30, 2003 as compared to 40.9% in the three months ended June 30, 2002. Our worldwide technical headcount increased to 9,930 as of June 30, 2003 compared to 8,595 as of June 30, 2002. We expect our revenue to grow by approximately 18%-20% in fiscal 2004.

IT services

Our IT services revenues (excluding inter-segment revenues) represented 99.8% of our total revenues in each of the three month periods ended June 30, 2003 and June 30, 2002. These revenues increased by 14.4% to $121.4 million in the three months ended June 30, 2003 from $106.1 million in the three months ended June 30, 2002.

BPO

On June 5, 2002 we formed Nipuna Services Limited or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing. As of June 30, 2003, we had invested $0.2 million in Nipuna. In the three months ended June 30, 2003, Nipuna generated revenues of $290 thousand, of which $260 thousand was from inter-segment revenues. Nipuna generated a loss of $758 thousand in the three months ended June 30, 2003.

Software products

We own 100% of the outstanding stock of VisionCompass Inc., or VCI, which has developed and markets our software product, VisionCompass. VCI had revenues of $115 thousand and a net profit of $76 thousand for the three months ended June 30, 2003. Following a restructuring, VCI was able to generate modest profits during the three months ended June 30, 2003. However, keeping in view the present business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services. The services of all employees in VisionCompass have been terminated and we have initiated the closure procedures. Revenues from software products in the current quarter have been immaterial.

Expenses

Cost of revenues. Cost of revenues increased by 14.3% to $74.3 million in the three months ended June 30, 2003 from $65.0 million in the three months ended June 30, 2002. Cost of revenues represented 61.1% of revenues in the three months ended June 30, 2003 and 61.1% in the three months ended June 30, 2002. Inter-segment cost of revenues were $349 thousand in the three months ended June 30, 2003 and have not been allocated to the individual components that make up cost of revenues; we did not record any inter-segment cost of revenues in the three months ended June 30, 2002. The increase in cost of revenues to $74.3 million in the three months ended June 30, 2003 from $65.0 million in the three months ended June 30, 2002 was attributable primarily to increase in associate compensation and benefits expenses, traveling expenses and other expenses.

Gross profit. Our gross profit was $47.3 million for the three months ended June 30, 2003, representing an increase of 14.5% over gross profit of $41.3 million for the three months ended June 30, 2002. As a percentage of total revenues, gross profit stood at 38.9% for the three months ended June 30, 2003 as compared to 38.9% for the three months ended June 30, 2002.

Selling, general and administrative expense. Selling, general and administrative expenses decreased 27.5% to $19.8 million in the three months ended June 30, 2003 from $27.3 million in the three months ended June 30, 2002. This decrease was a result primarily of decreases in associate compensation and benefits, traveling expenses and depreciation expense. Inter-segment selling, general and administrative expenses were $73 thousand in the three months ended June 30, 2003 as compared to $71 thousand in the three months ended June 30, 2002 and have not been allocated to the individual components that make up selling, general and administrative expenses. Selling, general and administrative expenses represented 16.3% of revenues in the three months ended June 30, 2003 as compared to 25.7% of revenues in the three months ended June 30, 2002. The decrease in selling, general and administrative expense to $19.8 million in the three months ended June 30, 2003 from $27.3 million in the three months ended June 30, 2002 was attributable primarily to decrease in associate compensation and benefits expenses.

Operating income (loss). Our operating income was $27.4 million for the three months ended June 30, 2003, representing an increase of 95.7% over the operating income of $14.0 million for the three months ended June 30, 2002. As a percentage of revenues, operating income increased to 22.6% for the three months ended June 30, 2003, from 13.2% for the three months ended June 30, 2002.

Net income. Our net income was $23.6 million for the three months ended June 30, 2003, representing an increase of 46.6% over net income of $16.1 million for the three months ended June 30, 2002. As a percentage of total revenues, net income increased to 19.4% for the three months ended June 30, 2003 from 15.2% for the three months ended June 30, 2002.

Foreign Currency Transactions / Translation

In the three months ended June 30, 2003 and 2002, 86.7% and 81.2%, respectively, of our total revenues were generated in U.S. dollars. A significant amount of our expenses were incurred in Indian Rupees and the balance was primarily incurred in U.S. dollars, European currencies and Japanese yen. Our functional currency and the functional currency for our subsidiaries located in India is the Indian rupee; however, the Japanese yen, U.S. dollars, Sterling pounds and Singapore dollars are the functional currencies of our foreign subsidiaries located in Japan, the U.S., the U.K. and Singapore, respectively. The translation of such foreign currencies into U.S. dollars (our reporting currency) is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using monthly simple average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income, a separate component of shareholders’ equity.

Risk management policy

Our functional currency is the Indian rupee although we transact a major portion of our business in U.S. dollars and accordingly face foreign currency exposure through our sales in the United States. Accordingly, we are exposed to substantial risk on account of adverse currency movements in global foreign exchange markets. The exchange rate between the rupee and the dollar has changed substantially in recent years and may fluctuate substantially in the future.

We manage risk on account of foreign currency fluctuations through treasury operations. Our risk management strategy is to identify risks we are exposed to, evaluate and measure those risks, decide on managing those risks, regular monitoring and reporting to management. The objective of our risk management policy is to minimize risk arising from adverse currency movements by managing the uncertainty and volatility of foreign exchange fluctuations by hedging the risk to achieve greater predictability and stability. Our risk management policies are approved by senior management and include implementing hedging strategies for foreign currency exposures, specification of transaction limits; specifying authority and responsibility of the personnel involved in executing, monitoring and controlling such transactions. We purchase forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. We enter into forward foreign exchange contracts where the counter party is generally a bank. We consider the risks of non-performance by the counter party as non-material. These foreign forward exchange contracts mature between one to three months. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, is marked to market and recognized in earnings.

The following table gives details in respect of Satyam’s outstanding foreign exchange forward contracts:

	(in thousands)

	As of June 30,
	2003	2002

Aggregate Contracted Principal amounts of Forward exchange contracts (sell)	$44,500	—
Gain on outstanding foreign exchange forward contracts	388	—

We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in Indian rupees. Consequently, our results of operations will be affected to the extent the rupee appreciates/ depreciates against the U.S. dollar. During the three months ended June 30, 2003, the rupee appreciated to 46.40 against 47.53 in March 31, 2003. During the three months ended June 30, 2002, the rupee depreciated to 48.91 to $1.00 against 48.83 as on March 31, 2002. As a result, loss on foreign exchange transactions was $2.3 million in the three months ended June 30, 2003 as compared to a gain of $1.1 million in the three months ended June 30, 2002.

As of July 31, 2003, we had outstanding foreign exchange contracts worth $48 million with maturity dates over the next 9 months to cover the risks of U.S. dollar to Indian rupee fluctuations.

Results of Operations

The following tables set forth selected operating data as value and as a percentage of revenues by segment (including inter-segment revenues) for the periods indicated:

				(in thousands)

Three Months Ended June 30, 2003
	IT Services	BPO	Software Products	Elimination	Total

Statement of Operations Data:
Revenues – External customers	$121,474	$30	$43	—	$121,547
Revenue – Inter segment	90	260	72	$(422)	—
Total Revenues	121,564	290	115	(422)	121,547
Cost of Revenues(1)	73,880	766	—	(349)	74,297
Gross Profit	47,684	(476)	115	(73)	47,250
Operating expenses:
Selling, general and administrative expenses(2)	19,582	277	40	(73)	19,826
Total Operating Expenses	19,582	277	40	(73)	19,826
Operating income/(loss)	28,102	(753)	75	—	27,424
Interest income	4,443	—	0.2	—	4,444
Interest expense	(134)	(2)	—	—	(136)
Loss on foreign exchange transactions	(2,265)	(3)	—	—	(2,268)
Other income/(expense), net	276	—	—	—	276
Income before income taxes, minority interest and equity in losses of associated companies	30,422	(758)	76	—	29,740
Income taxes	(4,526)	—	—	—	(4,526)
Equity in losses of associated companies, net of taxes	(1,609)	—	—	—	(1,609)
Net income (loss)	$24,287	$(758)	$76	—	$23,605
Depreciation	$6,223	$72	$2	—	$6,297
Deferred stock based compensation	$278	—	—	—	$278

				(in thousands)

Three Months Ended June 30, 2002
	IT Services	BPO	Software Products	Elimination	Total

Statement of Operations Data:
Revenues – External customers	$106,083	—	$187	—	$106,270
Revenue – Inter segment	—	—	71	(71)	—
Total Revenues	106,083	—	258	(71)	106,270
Cost of Revenues(1)	64,980	—	—	—	64,980
Gross Profit	41,103	—	258	(71)	41,290
Operating expenses:
Selling, general and administrative expenses(2)	27,138	—	228	(71)	27,295
Total Operating Expenses	27,138	—	228	(71)	27,295
Operating income	13,965	—	30	—	13,995
Interest income	874	—	—	—	874
Interest expense	(276)	—	—	—	(276)
Gain on foreign exchange transactions	1,074	—	—	—	1,074
Other income/(expense), net	68	—	—	—	68
Income before income taxes, minority interest and equity in losses of associated companies	15,705	—	30	—	15,735
Income taxes	(2,250)	—	—	—	(2,250)
Minority interest	4,259	—	—	—	4,259
Equity in losses of associated companies, net of taxes	(1,628)	—	—	—	(1,628)
Net income	$16,086	—	$30	—	$16,116
Depreciation	$9,211	—	$29	—	$9,240
Deferred stock based compensation	$618	—	—	—	$618

1.	Inclusive of deferred stock based compensation expenses of $207 thousand for IT services in the three months ended June 30, 2003 and $274 thousand for IT services in the three months ended June 30, 2002.

2.	Inclusive of deferred stock based compensation expenses of $71 thousand for IT services in the three months ended June 30, 2003 and $344 thousand for IT services, in the three months ended June 30, 2002.

Three Months Ended June 30, 2003
	IT Services	BPO	Software Products	Total

Statement of Operations Data:
Revenues – External customers	99.9%	10.3%	37.4%	100.0
Revenue – Inter segment	0.1	89.7	62.6	—
Total Revenues	100.0	100.0	100.0	100.0
Cost of Revenues(1)	60.8	264.1	—	61.1
Gross Profit	39.2	(164.1)	100.0	38.9
Operating expenses:
Selling, general and administrative expenses(2)	16.1	95.5	34.8	16.3
Total Operating Expenses	16.1	95.5	34.8	16.3
Operating income/(loss)	23.1	(259.7)	65.2	22.6
Interest income	3.7	—	0.1	3.7
Interest expense	(0.1)	(0.7)	—	(0.1)
Loss on foreign exchange transactions	(1.9)	(1.0)	—	(1.9)
Other income/(expense), net	0.2	—	—	0.2
Income before income taxes, minority interest and equity in losses of associated companies	25.0	(261.4)	65.2	24.5
Income taxes	(3.7)	—	—	(3.7)
Equity in losses of associated companies, net of taxes	(1.3)	—	—	(1.3)
Net income (loss)	20.0	(261.4)	65.2	19.4
Depreciation	5.1	24.9	1.4	5.2
Deferred stock based compensation	0.2	—	—	0.2

Three Months Ended June 30, 2002
	IT Services	BPO	Software Products	Total

Statement of Operations Data:
Revenues – External customers	100.0%	—	72.5%	100.0%
Revenue – Inter segment	—	—	27.5	—
Total Revenues	100.0	—	100.0	100.0
Cost of Revenues(1)	61.3	—	—	61.1
Gross Profit	38.7	—	100	38.9
Operating expenses:
Selling, general and administrative expenses(2)	25.6	—	88.4	25.7
Total Operating Expenses	25.6	—	88.4	25.7
Operating income	13.2	—	11.6	13.2
Interest income	0.8	—	—	0.8
Interest expense	(0.3)	—	—	(0.3)
Gain on foreign exchange transactions	1.0	—	—	1.0
Other income/(expense), net	0.1	—	—	0.1
Income before income taxes, minority interest and equity in losses of associated companies	14.8	—	11.6	14.8
Income taxes	(2.1)	—	—	(2.1)
Minority interest	4.0	—	—	4.0
Equity in losses of associated companies, net of taxes	(1.5)	—	—	(1.5)
Net income	15.2	—	11.6	15.2
Depreciation	8.7	—	11.2	8.7
Deferred stock based compensation	0.6	—	—	0.6

1.	Inclusive of deferred stock based compensation expenses of $207 thousand for IT in the three months ended June 30, 2003 and $274 thousand for IT services in the three months ended June 30, 2002.

2.	Inclusive of deferred stock based compensation expenses of $71 thousand for IT services in the three months ended June 30, 2003 and $344 thousand for IT services, in the three months ended June 30, 2002.

Comparison of the three months ended June 30, 2003 and 2002

The following period on period comparison is based on our reportable segments.

IT Services

Our principal business is providing IT services and we provide our customers with the ability to meet all of their IT needs from one service provider.

Revenues:

Our IT services revenues (excluding inter-segment revenues) represented 99.8% of our total revenues in each of the three month periods ended June 30, 2003 and 2002 respectively. These revenues increased by 14.4% to $121.4 million in the three months ended June 30, 2003 from $106.1 million in the three months ended June 30, 2002.

This growth of $15.3 million or 14.4% in IT services revenue in the three months ended June 30, 2003 was primarily the result of an increase in business from existing customers and the generation of new business from new customers. We added 22 and 27 customers during the three months ended June 30, 2003 and 2002 respectively. The revenue share of Fortune 500 customers increased to 65.1% in the three months ended June 30, 2003 from 62.6% in the three months ended June 30, 2002. Our established and enduring partnership model with such high quality customers signifies considerable growth potential.

We derived 91.1% of our IT services revenues from existing customers while new customers accounted for 8.9% of our revenues in the three months ended June 30, 2003, as against 84.6% from existing customers and 15.4% from new customers during the three months ended June 30, 2002.

IT services revenues and gross profits are affected by the rate at which associates are utilized. We calculate utilization rates on a monthly basis, based on the ratio of the actual number of hours billed by technical associates in such month to the total number of billable hours. For purposes of such calculation, we assume that an associate is 100.0% utilized if he works 157 hours per month. Utilization rates for IT services were 74.3% and 72.8% in the three months ended June 30, 2003 and 2002, respectively. The utilization rate increased on account of new business and increase in business from existing clients.

Revenues by technology

The following table presents our IT services revenues (excluding inter-segment revenues) by type of IT service offering (in millions, except percentages).

	Three months ended		Three months ended		Change in June 2003
	June 30, 2003		June 30, 2002		against June 2002

	Amount	%	Amount	%	Amount	%
Software Development	$59.5	49.0%	$47.3	44.6%	$12.2	25.8%
System maintenance	32.3	26.6	24.0	22.6	8.3	34.6
Packaged software integration	28.1	23.2	20.9	19.7	7.2	34.4
Engineering design services	1.5	1.2	5.7	5.4	(4.2)	(73.7)
Internet services	—	—	8.2	7.7	(8.2)	(100.0)
Total	$121.4	100.0%	$106.1	100.0%	$15.3	14.4%

Revenues by contract type

The following table gives the composition of IT services revenues (excluding inter-segment revenues) by type of contract (in millions, except percentages).

	Three months ended		Three months ended
	June 30, 2003		June 30, 2002

	Amount	%	Amount	%
Time and material basis	$85.5	70.4	$77.2	72.8%
Fixed price basis	35.9	29.6	28.9	27.2
Total	$121.4	100.0%	$106.1	100.0%

Our revenues are generated principally from IT services provided on either a time-and-material or a fixed-price basis. Revenues from IT service provided on a time-and-material basis are recognized in the period that services are performed. Revenues from IT services provided on a fixed-price basis are recognized under the percentage of completion method of accounting when the work executed can be reasonably estimated. The percentage of completion estimates are subject to periodic revisions and the cumulative impact of any revision in the estimates of the percentage of completion is reflected in the period in which the changes become known. Although from time to time we have revised our project completion estimates, to date such revisions have not materially affected our reported revenues.

Revenues from IT services (excluding inter-segment revenues) provided on a time-and-materials basis in the three months ended June 30, 2003 decreased to 70.4% as compared to 72.8% in the three months ended June 30, 2002 and revenues from fixed-price basis increased to 29.6% in the three months ended June 30, 2003 as against 27.2% in the three months ended June 30, 2002. The increase in fixed bid contracts is primarily due to a shift in type of contracts from time-and-material to fixed-price, since consistent with current market trends, a majority of our customers prefer to enter in to fixed-price contracts. We expect that revenue from fixed-price contracts will continue to increase in fiscal 2004 since current market trends indicate customer preference towards fixed-price contracts.

Revenues based on onsite / off site

The following tables gives the composition of revenues from IT services (excluding inter-segment revenues) based on the location where services are performed (in millions, except percentages).

	Three months ended		Three months ended
	June 30, 2003		June 30, 2002

Off shore	$55.0	45.3%	$53.3	50.2%
On site / off-sites	66.4	54.7	52.8	49.8
Total	$121.4	100.0%	$106.1	100.0%

We provide our IT services through our offshore centers located throughout India and through our offsite centers in United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai and Germany.

Offshore IT services revenues consist of revenues from IT services work conducted in our offshore centers and onsite work conducted at customers’ premises which is related to offshore work. Offshore IT services revenues does not include revenues from offsite centers or onsite work which is not related to any offshore work.

We charge higher rates and incur higher compensation expenses for work performed by our onsite teams on a customer’s premises or at our offsite centers as compared to work performed at our offshore centers in India. Services performed at our onsite teams or at our offsite centers typically generate higher revenues per capita but at a lower gross margin than the same amount of services performed at our offshore centers in India.

The onsite percentage increased as a result of new engagements during the three months ended June 30, 2003, since in the early stages of new engagements we require extensive interaction with customers to understand their business scenario and create the right process and the methodology before we move the work offshore at the most appropriate time.

Revenues based on geography

The following table gives the composition of our revenues based on the location of our customers (in millions, except percentages).

	Three months ended		Three months ended
	June 30, 2003		June 30, 2002

North America	$93.1	76.6%	$77.3	72.8%
Europe	15.7	12.9	11.6	10.9
Japan	2.1	1.7	2.2	2.1
India	3.2	2.7	7.6	7.2
Rest of the World	7.4	6.1	7.4	7.0
Total	$121.5	100.0%	$106.1	100.0%

Our increased business in North America and Europe was due to new clients and additional business from existing customers. We expect that most of our revenues will be generated in North America , followed by Europe, in fiscal 2004.

Cost of Revenues: Cost of revenues increased by 13.7% to $73.9 million in the three months ended June 30, 2003 from $65.0 million in the three months ended June 30, 2002. Cost of revenues represented 60.8% of IT services revenues in the three months ended June 30, 2003 and 61.3% in the three months ended June 30, 2002. This increase by $8.9 million was attributable primarily to an increase in associate compensation and benefits expenses and traveling expenses. Associate compensation and benefits expenses increased 23.6% to $52.9 million, or 43.5% of revenue, in the three months ended June 30, 2003 from $42.8 million, or 40.3% of revenue, in the three months ended June 30, 2002. The increase in the associate compensation and benefits is due to an increase in the total number of technical associates by 1,090 to 9,685 in June 2003 from 8,595 in June 2002. Traveling expenses increased 59.1% to $7.0 million or 5.8% of revenue in the three months ended June 30, 2003 from $4.4 million or 4.1% of revenue in the three months ended June 30, 2002. This increase was partially offset by a decrease in other expenses. Other expenses primarily comprised of software charges, communication expense, rent expense and deferred stock compensation. Other expenses decreased 21.3% to $14 million, or 11.5% of revenue in the three months ended June 30, 2003 from $17.8 million, or 16.8% of revenue in the three months ended June 30, 2002. Inter-segment cost of revenues were $349 thousand in the three months ended June 30, 2003, and we did not record any inter-segment cost of revenues in the three months ended June 30, 2002.

Selling, general and administrative expenses: Selling, general and administrative expenses decreased 27.7% to $19.6 million in the three months ended June 30, 2003 from $27.1 million in the three months ended June 30, 2002. Selling, general and administrative expenses represented 16.1% of revenues in the three months ended June 30, 2003 and 25.6% in the three months ended June 30, 2002. This decrease was attributable primarily to the reduction in associate compensation and benefits expenses and traveling expenses. Associate compensation and benefit expense decreased 35.0% to $6.5 million, or 5.3% of revenue, in the three months ended June 30, 2003 from $10 million, or 9.4% of revenue, in the three months ended June 30, 2002. The decrease in associate compensation and benefits expenses is due to decrease in number of non technical associates by 1,020 to 1,030 in June 2003 from 2,050 in June 2002. Traveling expenses decreased 27.6% to $2.1 million or 1.7% of revenue in the three months ended June 30, 2003 from $2.9 million or 2.7% of revenue in the three months ended June 30, 2002. This decrease was partially offset by an increase in marketing expenses and professional charges. Marketing expenses increased by 13.6% to $2.5 million, or 2.1% of revenue, in the three months ended June 30, 2003 from $2.2 million or 2.1% of revenue in the three months ended June 30, 2002. Professional charges increased by 13.3% to $1.7 million or 1.4% of revenue in the three months ended June 30, 2003 from $1.5 million, or 1.4% of revenue, in the three months ended June 30, 2002.

Operating income (loss). Our operating income was $28.1 million for the three months ended June 30, 2003, representing an increase of 100.7% over the operating income of $14.0 million for the three months ended June 30, 2002. As a percentage of revenues, operating income increased to 23.1% for the three months ended June 30, 2003, from 13.2% for the three months ended June 30, 2002.

Interest income. Interest income increased to $4.4 million in the three months ended June 30, 2003 from $0.9 million in the three months ended June 30, 2002 primarily on account of investments in fixed rate bank deposits amounting to $265.7 million.

Interest expense. Interest expense decreased to $0.1 million in the three months ended June 30, 2003 from $0.3 million in the three months ended June 30, 2002.

Gain/(loss) on foreign exchange transactions. In the three months ended June 30, 2003 and 2002, 86.7% and 81.2%, respectively, of our total revenues were generated in U.S. dollars. During the three months ended June 30, 2003, the rupee appreciated to 46.4 to $1.00 against 47.53 as on March 31, 2003. During the three months ended June 30, 2002, the rupee depreciated to 48.91 to $1.00 against 48.83 as on March 31, 2002. Our loss on foreign exchange transactions was $2.3 million in the three months ended June 30, 2003, as compared to a gain of $1.1 million in the three months ended June 30, 2002.

Other income/ (expenses), net. Other income /(expenses) increased to $276 thousand in the three months ended June 30, 2003 as compared to other income of $68 thousand in the three months ended June 30, 2002.

Income taxes: Income taxes were $4.5 million in the three months ended June 30, 2003 as compared to $2.3 million in the three months ended June 30, 2002.

Minority Interest: Minority interest was $Nil in the three months ended June 30, 2003 as compared to $4.3 million in the three months ended June 30, 2002. The minority interest in June 2002 consisted of $4.2 million of SIFY and $0.1 million of SMTI.

Equity in earnings (losses) of associated companies. Equity losses of associated companies were $1.6 million in the three months ended June 30, 2003, which was the same amount for the three months ended June 30, 2002.

Net income. Our net income was $24.3 million for the three months ended June 30, 2003, representing an increase of 50.9% over net income of $16.1 million for the three months ended June 30, 2002. As a percentage of total revenues, net income increased to 20.0% for the three months ended June 30, 2003 from 15.2% for the three months ended June 30, 2002.

BPO

On June 5, 2002 we formed Nipuna Services Limited or Nipuna, a wholly owned subsidiary in Secunderabad, Andhra Pradesh, India to provide various services connected with business process outsourcing. As of June 30, 2003, we had invested $0.2 million in Nipuna. Nipuna had revenues of $290 thousand and a net loss of $758 thousand for the three months ended June 30, 2003.

Software products

In the three months ended June 30, 2003, VCI generated revenues of $115 thousand, of which $72 thousand was from inter-segment revenues. VCI generated a net profit of $76 thousand in the three months ended June 30, 2003. Revenues from software products to date have been immaterial. The net profit of $76 thousand in the three months ended June 30, 2003 as compared to the net profit of $30 thousand in the three months ended June 30, 2002 was primarily due to the decrease in selling and general administrative expenses to $40 thousand in the three months ended June 30, 2003 as compared to $228 thousand in the three months ended June 30, 2002. Keeping in view the present business and economic conditions, the relative size and managerial time, we decided to discontinue the operations of VisionCompass so as to focus on our core business of IT services. The services of all employees in Vision Compass have been terminated and we have initiated the closure procedures.

Liquidity and Capital Resources

Net cash provided by (used in) operating activities. Net cash provided by operating activities was $15.1 million and $30.6 million in the three months ended June 30, 2003 and 2002 respectively.

In the three months ended June 30, 2003, non-cash adjustments to reconcile the $23.7 million net income to net cash used in operating activities consisted primarily of depreciation expense of $6.3 million. Net accounts receivable and unbilled revenues increased by $5.2 million primarily as a result of an increase in our revenues and increase in the collection period.

In the three months ended June 30, 2002, non-cash adjustments to reconcile the $16.1 million net income to net cash used in operating activities consisted primarily of depreciation expense of $9.2 million.

Net cash used in investing activities. Net cash used in investing activities was $2.8 million and $2.4 million in the three months ended June 30, 2003 and 2002 respectively. Net cash used in investing activities in the three months ended June 30, 2003 increased by $0.4 million to $2.8 million from $2.4 million in the three months ended June 30, 2002. This increase was primarily related to purchase of premises and equipment of $2.9 million in the three months ended June 30, 2003 as compared to $1.9 million in the three months ended June 30, 2002.

Net cash provided/(used) by financing activities. Net cash used by financing activities was $1.2 million and $1.1 million in the three months ended June 30, 2003 and 2002 respectively. We used cash in repayment of short term debts amounting to $1.0 million in the three months ended June 30, 2003 as compared $1.1 million in the three months ended June 30, 2002.

As of June 30, 2003, we had $75.1 million in cash and cash equivalents, $2.6 million in secured rupee denominated loans of Satyam Associate Trust and $1.5 million of other outstanding loans denominated in rupee. As of June 30, 2003, we had an unused short term working capital line of credit of $7.5 million and unused non-funded lines of credit of $6.0 million.

The following table describes our outstanding credit facilities as at the three months ended June 30, 2003 (in million, except percentages).

Loan Type	Lenders	Amount	Interest	Computation
		Outstanding	(per annum)	Method

Rupee loan of SC Trust	Cholamandalam	$2.6	10.75%	Fixed
Other loans	Various parties	1.5	8.0%- 13.0%	Fixed
Total		$4.1

We anticipate capital expenditures of approximately $30.0 million during fiscal 2004, principally to finance construction of new facilities in our offshore centres; expand facilities in offshore centers in India and establish offsite centers outside India. We believe that existing cash and cash equivalents and funds generated from operations will be sufficient to meet these requirements. However, we may significantly alter our proposed capital expenditures plans and accordingly, may require additional financing to meet our requirements. After fiscal 2004, we may require additional financing to fund our working capital and capital expenditure requirements. In either case, we cannot assure you that additional financing will be available at all or, if available, that such financing will be obtained on terms favorable to us or that any additional financing will not be dilutive to our shareholders.

The following table sets forth our contractual obligations and commitments to make future payments as of June 30, 2003. The following table excludes our accounts payable, accrued operating expenses and other current liabilities which are payable in normal course of operations.

					(in thousands)

	Payments Due as of June 30, 2003

	Within 1 year	1-3 years	3-5 years	After 5 years	Total

Long term debt	$1,311	$2,801	—	—	$4,112
Operating leases	1,891	2,959	$1,437	$677	6,964
Unconditional purchase obligations:
Other commercial commitments	6,268	—	—	—	6,268
Bank guarantees	1,597	211	226	28	2,062
Total contractual cash obligations	$11,067	$5,971	$1,663	$705	$19,406

Based on past performance and current expectations, we believe that our cash and cash equivalents, short-term investments, and cash generated from operations will satisfy our working capital needs, capital expenditures, investment requirements, stock repurchases, commitments and other liquidity requirements associated with our existing operations through at least the next 12 months. In addition, there are no transactions, arrangements, and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the availability of our requirements for capital resources.

Off-Balance Sheet Arrangements.

We do not have any other off balance sheet arrangements other than as disclosed above.

Income Tax Matters

As of June 30, 2003, we had an operating loss carry forward of approximately $15.6 million for tax purposes including valuation allowance. Under Indian law, loss carry forwards from a particular year may be used to offset taxable income over the next eight years.

For the three months ended June 30, 2003, the statutory corporate income tax rate in India was 35.0% and is subject to a 2.5% surcharge, resulting in an effective tax rate of 35.9%. The provision for foreign taxes is due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. We benefit from certain significant tax incentives provided to software entities under Indian tax laws. These incentives presently include: (i) a deduction from payment of Indian corporate taxes to the extent of 100% of the profits derived from export of software from software development facilities designated as “Software Technology Parks” or STP units until 2010; and (ii) a tax deduction of 30% of profits from exporting computer software progressively reduced to nil by the year 2004-05. The benefits of these tax incentives have historically resulted in an effective tax rate well below statutory rates. For our various registered STP units, these exemptions expire starting from fiscal 2006 through fiscal 2010. However, we earn certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above. Our subsidiaries are subject to income taxes of the countries in which they operate.

Effects of Inflation

India has experienced relatively high rates of inflation in the past. However, inflation has not had a significant effect on our results of operations and financial condition to date.

Exchange Rates

The following table sets forth, for each of the months indicated, information concerning the number of Indian rupees for which one U.S. dollar could be exchanged based on the average of the noon buying rate in the City of New York on the last day of each month during each of such months for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York:

Month	Month end	Average	High	Low

July-02	48.69	48.79	48.87	48.69
August-02	48.52	48.62	48.73	48.52
September-02	48.40	48.47	48.57	48.40
October-02	48.39	48.39	48.45	48.34
November-02	48.36	48.29	48.36	48.21
December-02	48.00	48.15	48.32	47.96
January-03	47.83	47.96	48.10	47.83
February-03	47.66	47.75	47.92	47.65
March-03	47.53	47.68	47.85	47.53
Apr-03	47.37	47.39	47.46	47.34
May-03	47.07	47.11	47.35	46.85
June-03	46.40	46.70	47.15	46.40

Impact of Recently Issued Accounting Pronouncements

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables applicable for fiscal periods beginning after June 2003. This issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting, where the deliverables (the revenue generating activities) are sufficiently separable and have standalone value to the customer. It is also necessary that there exists sufficient evidence of fair value to separately account for some or all of the deliverables. The adoption of the consensus does not have a material impact on our revenue recognition policies.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB 51 that applies to variable interest entities created after January 31, 2003 and to variable interest entities in which our enterprise obtains an interest after that date. We are in the process of assessing the impact of the adoption of this interpretation.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. This Statement is effective for contracts entered into or modified after June 30, 2003, except specific situations and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We does not expect the adoption of this statement to have a material impact on our operating results or financial position.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Satyam does not expect the adoption of this statement to have a material impact on its operating results or financial position.

Risk Factors

     Any investment in our ADSs involves risk. You should consider carefully the following information about these risks, together with the other information contained in this Quarterly Report, before you decide to buy our ADSs. If any of the following risks actually occur, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Our Overall Operations

Any inability to manage our rapid growth could disrupt our business and reduce our profitability

We have experienced significant growth in recent periods. Our total revenues increased 14.4% to $121.6 million in the three months ended June 30, 2003 as compared to the three months ended June 30, 2002. As of June 30, 2003, we had 10,715 employees, whom we refer to as associates, worldwide as compared to 9,596 associates as of June 30, 2002. We expect our growth to place significant demands on our management and other resources and will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. In particular, continued growth increases the challenges involved in:

•	Recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	Providing adequate training and supervision to maintain our high quality standards; and

•	Preserving our culture and values and our entrepreneurial environment.

Our subsidiaries and associated companies may continue to experience losses and negative cash flows.

As of July 31, 2003, we owned 35.0% of the equity shares of Sify, our associate company and all of the outstanding stock of VCI, our wholly owned subsidiary. Since their inception in December 1995 and January 1999, respectively, Sify and VCI have incurred significant operating losses and negative cash flows. As of June 30, 2003, the cumulative net losses incurred by Sify were $252 million and by VCI were $27.3 million. We cannot assure you that the operating losses or negative cash flows of Sify and VCI will not continue or increase in the future or that Sify and VCI will become profitable.

The value of our interest in Sify may decline.

Sify’s ADSs are listed for trading on the Nasdaq National Market under the symbol “SIFY”, however we do not know whether Sify will be able to retain this listing in the future. The market price of Sify’s ADSs has been highly volatile, ranging from a high of $425 per ADS to a low of $0.88 per ADSs from its initial public offering in October 1999 through July 31, 2003, and may continue to fluctuate widely. Any decline in the market price of Sify’s ADSs is likely to cause the value of the equity shares of Sify which we hold to decline. We hold our interest in Sify in the form of equity shares for which there is no market and our ability to convert these equity shares into ADSs is restricted. Under a shareholders’ agreement to which we are a party, mergers, acquisitions and sales of substantially all the assets of Sify require the approval of two other Sify shareholders, Softbank Asia Infrastructure Fund, or SAIF, and VentureTech Solutions Private Ltd., or VentureTech. Sify has not been profitable since its founding and may continue to incur significant losses and negative cash flows in the future.

Our financial results are impacted by the financial results of entities that we do not control.

As at July 31, 2003, we have significant, non-controlling interests in Sify, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited that are accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in losses (gains) of associates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company but have the ability to exercise significant influence over their operating and financial policies. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Sify, Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence their activities. We may also be required to record additional impairment charges in their carrying value if we deem the investment to be impaired due to adverse events, many of which are outside of our control, on their business, results of operations and financial condition in future periods.

Deferred stock compensation expenses may significantly reduce our net income under U.S. GAAP.

Our reported income under U.S. GAAP has been and will continue to be affected by the grant of warrants or options under our various employee benefit plans. Under the terms of our existing plans, employees were typically granted warrants or options to purchase equity shares at a substantial discount to the current market value. These grants require us to record non-cash compensation expenses under currently applicable U.S. GAAP, amortized over the vesting period of the warrants or options. We expect to recognize amortization of deferred stock based compensation expense in respect of our three Associate Stock Option Plans, ASOP, ASOP-B and ASOP ADS, in the approximate amounts of $2.5 million in fiscal 2004 and $0.3 million in fiscal 2005 based on the price of our equity shares on June 30, 2003 and in connection with both granted and ungranted warrants and options on that date. Depending on the market value of our equity shares on the dates future grants are made, amortization of deferred stock based compensation expense with respect to ungranted warrants may cause the expected amounts to change. The size of our stock compensation expenses has contributed, and may continue to contribute to negative operating income and negative net income for purposes of U.S. GAAP. We recognized deferred stock based compensation of $(77) thousand under our ASOP, ASOP B and ASOP ADS Plans for the three months ended June 30, 2003 and $278 thousand was amortized and charged to earnings.

Impairment of goodwill on account of our investments may impact our net income under U.S. GAAP.

We make estimates in the preparation of financial statements including the utility of goodwill. Changes in such estimates resulting from events, many of which are outside of our control, may result in the impairment of goodwill which would negatively impact our net income under U.S. GAAP. Such impact on net income may result in a reduction of the market value of our shares.

Our revenues are highly dependent upon a small number of customers.

We derive a significant portion of our revenues from a limited number of corporate customers. During the three months ended June 30, 2003, our largest customer, General Electric Company and its affiliates, accounted for 15.0% of our IT services revenues (excluding inter-segment revenues) and 17.1% of our total revenues. During the three months ended June 30, 2003, our second largest customer, accounted for 10.2% of our IT services revenues (excluding inter-segment revenues) and 7.7% of our total revenues. During the three months ended June 30, 2003 and the three months ended June 30, 2002, our five largest customers accounted for 36.5% and 40.9%, respectively, of our IT services revenues (excluding inter-segment revenues) and 36.5% and 40.9%, respectively, of our total revenues. The volume of work performed for specific customers is likely to vary from year to year, particularly since we are usually not the exclusive outside service provider for our customers. As a result, if we were to lose one of our major customers or have it significantly reduce its volume of business with us, our profitability could be reduced.

We dedicate significant resources to develop international operations, which may be more difficult to manage and operate.

In addition to our offshore IT centers in India, we have established IT centers in the United States, United Kingdom, Japan, Dubai, Australia, Singapore and other countries. Further we may open additional international facilities. Our lack of experience with facilities outside of India subjects us to risk with regard to foreign regulation and overseas facilities management. Increasing the number of IT centers and the scope of operations outside of India subjects us to a number of risks, including administrative difficulties, currency exchange rate fluctuations, restrictions against the repatriation of earnings, overlapping taxes and cost overruns and delays.

System failure could disrupt the lines of communication our business depends on.

To deliver our services to our customers, we must maintain active voice and data communications 24 hours a day between our main offices in Hyderabad, India, our other IT centers and the offices of our customers worldwide. Any significant loss of our ability to transmit voice and data through satellite and telephone communications could result in lost customers and curtailed operations, which would reduce our profitability.

We may be unable to attract skilled professionals in the competitive labor market.

Our ability to execute projects and to obtain new customers depends, in large part, on our ability to attract, train, motivate and retain highly skilled technical associates, particularly project managers, project leaders and other senior technical personnel. We believe that there is significant competition for technical associates who possess the skills needed to perform the services we offer. Any inability to hire and retain additional qualified personnel will impair our ability to bid for or obtain new projects and to continue to expand our business. Also, we cannot assure you that we will be able to assimilate and manage new technical associates effectively. During the three months ended June 30, 2003 and the three months ended June 30, 2002, we experienced associate attrition at a rate of 16.2% and 13.7%, respectively. Any increase in our attrition rates, particularly the rate of attrition of experienced software engineers and project managers and leaders, would harm our growth strategy. We cannot assure you that we will be successful in recruiting and retaining a sufficient number of replacement technical associates with the requisite skills to replace those technical associates who leave. Further, we cannot assure you that we will be able to redeploy and re-train our technical associates to keep pace with continuing changes in IT, evolving technologies and changing customer preferences. Historically, wage costs in the Indian IT services industry have been significantly lower than wage costs in the United States for comparably skilled technical associates. However, in recent years, wage costs in the Indian IT services industry have been increasing at a faster rate than those in the United States, driven in part by demand for Indian technical associates overseas. In the long-term, wage increases may make us less competitive unless we are able to continue increasing the efficiency and productivity of our professionals and the prices of our services.

U.S. immigration restrictions could limit our ability to expand our U.S. operations.

Our professionals working onsite at a customer’s premises in the United States are typically required to obtain visas. Although there is no limit to new L-1 petitions, there is a limit to the number of new H-1B petitions that are approved in any government fiscal year and in some years recently this limit has been reached well before the end of the fiscal year. In years in which this limit is reached, we may be unable to obtain H-1B visas necessary to bring critical Indian technical associates to the United States on an extended basis. Changes in existing U.S. immigration laws that make it more difficult for us to obtain visas could impair our ability to compete for and provide services to customers.

Our fixed-price contracts expose us to additional risks, many of which are beyond our control, which may reduce the profitability of these contracts.

As a core element of our business strategy, we continue to offer a portion of our services on a fixed-price basis, rather than on a time-and-materials basis. During the three months ended June 30, 2003, and the three months ended June 30, 2002, we derived 29.6% and 27.2%, respectively, of our total IT services revenues from fixed-price contracts. Although we use our software engineering processes and past project experience to reduce the risks associated with estimating, planning and performing fixed-price projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. Many of these risks may be beyond our control. Our failure to estimate accurately the resources and time required for a project, future rates of wage inflation and currency exchange rates or our failure to complete our contractual obligations within the time frame committed could reduce the profitability of our fixed-price contracts.

We may be liable to our customers for damages resulting from a system failure.

Many of our contracts involve projects that are critical to the operations of our customers’ businesses and provide benefits that may be difficult to quantify. Any failure in a customer’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages arising from negligent acts, errors, mistakes or omissions in rendering our services, we cannot assure you that the limitations of liability set forth in our service contracts will be enforceable in all instances or will otherwise protect us from liability for damages. We do not maintain liability insurance to cover losses from such claims for damages. Assertions of one or more large claims against us could result in lost customers, and could increase our costs and reduce our profitability.

We face intense competition in the IT services market which could reduce our revenues and prevent us from maintaining our customers.

The market for IT services is rapidly evolving and highly competitive. We expect that competition will continue to intensify. We face competition in India and elsewhere from a number of companies, including:

•	Indian IT services companies, such as Infosys Technologies Limited, Wipro Limited and Tata Consultancy Services;

•	U.S. IT services companies, such as Computer Sciences Corporation, Electronic Data Systems, Accenture, IBM, Cambridge Technology Partners and Keane Inc.; and

•	other international, national, regional and local firms from a variety of market segments, including major international accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms.

We expect that future competition will increasingly include firms with operations in other countries, potentially including countries with lower personnel costs than those prevailing in India. A significant part of our competitive advantage has historically been the cost advantage relative to service providers in the United States and Europe. Since wage costs in this industry in India are presently increasing at a faster rate than those in the United States and Europe, our ability to compete effectively will become increasingly dependent on our reputation, the quality of our services and our expertise in specific markets. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenues than us, and we cannot assure you that we will be able to compete successfully with such competitors and will not lose existing customers to such competitors. We believe that our ability to compete also depends in part on a number of factors outside our control, including the ability of our competitors to attract, train, motivate and retain highly skilled technical associates, the price at which our competitors offer comparable services and the extent of our competitors’ responsiveness to customer needs.

We may be restricted from acquiring non-Indian companies, which could adversely affect our growth strategy.

We have developed a growth strategy based on, among other things, expanding our presence in existing and new markets and selectively pursuing attractive joint venture and acquisition opportunities. Under Indian law, an Indian company is usually required to obtain the approval of the Reserve Bank of India, or RBI, and/or the government of India to acquire a non-Indian company. If we are unable to obtain such approvals or are delayed in obtaining them, we may not be able to fully execute our growth strategy, which could adversely affect our operations.

Our revenues are difficult to predict and can vary significantly from quarter to quarter, which could cause our share price to decline significantly.

Our quarterly operating results have historically fluctuated and may fluctuate significantly in the future. This is primarily because we derive our revenue from fees for services generated on a project-by-project basis. Our projects vary in size, scope and duration. For example, we have some projects that employ only several people for a few weeks and we have other projects that employ over 100 people for six months or more. A customer that accounts for a significant portion of our revenue in a particular period may not account for a similar portion of our revenue in future periods. In addition, customers may cancel contracts or defer projects at any time for a number of different reasons. As a result, our revenues and our operating results in a particular period are difficult to predict, may decline in comparison to corresponding prior periods regardless of the strength of our business, and may not meet the expectations of securities analysts or investors. If this were to occur the share price of our equity shares and our ADSs would likely decline significantly.

Our customers may terminate projects before completion or choose not to renew contracts, many of which are terminable at will, which could adversely affect our profitability.

Any failure to meet a customer’s expectations could result in a cancellation or non-renewal of a contract. Our contracts with customers do not commit our customers to provide us with a specific volume of business and can typically be terminated by our customers with or without cause, with little or no advance notice and without penalty, which could significantly reduce our revenues. Additionally, our contracts with customers typically are limited to a specific project and not any future work. There are also a number of factors other than our performance and not within our control that could cause the loss of a customer. Our customers may demand price reductions, change their outsourcing strategy by moving more work in-house, or replace their existing software with packaged software supported by licensers, any of which could reduce our profitability.

Risks Related to Investments in Indian Companies

We are incorporated in India, and a substantial portion of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.

South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In early 2003, the United States and United Kingdom jointly conducted military operations against Iraq. These events are widely believed to have provoked a significant slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or United States economy, from which the majority of our revenues are derived, and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

Political instability could seriously harm business and economic conditions in India generally and our business in particular.

During the past decade, the government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. Since 1996, the government of India has changed five times. The current government of India, formed in October 1999, has announced policies and taken initiatives that supported the continued economic liberalization policies that have been pursued by the previous governments. We cannot assure you that these liberalization policies will continue in the future. Government corruption scandals and protests against privatization could slow down the pace of liberalization and deregulation. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India generally and our business in particular.

Foreign investment restrictions under Indian law may adversely impact the value of our ADSs, including, for example, restrictions that limit your ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

Our equity shares are listed and traded on the Stock Exchange, Mumbai (formerly known as the Stock Exchange, Bombay), the National Stock Exchange of India Limited and the Hyderabad Stock Exchange Limited and they may trade on these stock exchanges at a discount or premium to the ADSs traded on the NYSE in part because of restrictions on foreign ownership of the underlying shares.

Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The RBI has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will only be able to trade those equity shares on an Indian stock exchange and, under present law, likely will not be permitted to reconvert those equity shares to ADSs. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Indian Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

Except for limited circumstances, the RBI must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India, he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the RBI or any other government agency can be obtained on any terms or at all.

Currency exchange rate fluctuations may affect the value of our ADSs.

The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the period from April 1, 2000 through March 31, 2002, the value of the rupee against the U.S. dollar declined by approximately 12% and during the period from April 1, 2002 through March 31, 2003, the value of the rupee against the U.S. dollar appreciated by approximately 3%. During the three months ended June 30, 2002 and the three months ended June 30, 2003, our U.S. dollar-denominated revenues represented 86.7% and 81.2%, respectively, of our total revenues. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs as well as capital and operating expenditures, will continue to be denominated in rupees. Consequently, our results of operations will be adversely affected to the extent that the rupee appreciates against the U.S. dollar. During the three months ended June 30, 2002, our foreign currency translation gains were approximately $1.1 million while our foreign currency losses were approximately $2.3 million in the three months ended June 30, 2003. Fluctuations in the exchange rate between the rupee and the U.S. dollar will also affect the U.S. dollar conversion by the depositary of any cash dividends paid in rupees on the equity shares represented by the ADSs. In addition, fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of our equity shares on the Stock Exchange, Mumbai, the National Stock Exchange and the Hyderabad Stock Exchange, which we refer to collectively as the Indian stock exchanges. As a result, these fluctuations are likely to affect the prices of our ADSs. These fluctuations will also affect the dollar value of the proceeds a holder would receive upon the sale in India of any equity shares withdrawn from the depositary under the deposit agreement. We cannot assure you that holders of ADSs will be able to convert rupee proceeds into U.S. dollars or any other currency or with respect to the rate at which any such conversion could occur.

The government of India has recently taken actions to curtail or eliminate tax benefits that we have historically benefited from.

We have historically benefited from significant tax incentives provided under Indian tax laws. The principal applicable incentives are:

(i) a deduction from payment of Indian corporate taxes to the extent of 100% of the profits derived from export of software from software development facilities designated as “Software Technology Parks” or STP units until 2010; and

(ii) a tax deduction of 30% of profits from exporting computer software progressively reduced to nil by the year 2004-05.

As a result, the majority of our income is not subject to Indian tax and, accordingly, our effective tax rate is far below the Indian statutory income tax rate of 35.0% plus an applicable surcharge. The Software Technology Park tax exemption scheme has been modified effective as of April 1, 2001. All facilities registered in the program before March 31, 2001, which include all of our existing facilities in India and registrations for 2 new facilities which have not yet been constructed, will continue to benefit from this program under present law. Over time, as we construct additional facilities, however, the overall benefits of this tax program to our company will decrease with a resulting increase in our effective tax rate. We cannot assure you as to what action the present or future governments of India will take regarding tax incentives for the IT industry.

It may be difficult for you to enforce any judgment obtained in the United States against us or our affiliates.

We are incorporated under the laws of the Republic of India and many of our directors and key managerial personnel, and some of the experts named in this document, reside outside the United States. In addition, virtually all of our assets and the assets of many of these persons are located outside the United States. As a result, you may be unable to:

•	effect service of process upon us outside India or these persons outside the jurisdiction of their residence; or

•	enforce against us in courts outside of India or these persons outside the jurisdiction of their residence, judgments obtained in United States courts, including judgments predicated solely upon the federal securities laws of the United States.

We have been advised by our Indian counsel that the United States and India do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States on civil liability, whether or not predicated solely upon the federal securities laws of the United States, would not be enforceable in India. However, the party in whose favor such final judgment is rendered may bring a new suit in a competent court in India based on a final judgment which has been obtained in the United States. If and to the extent Indian courts were of the opinion that fairness and good faith so required, it would, under current practice, give binding effect to the final judgment which had been rendered in the United States unless such a judgment contravened principles of public policy of India.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and our ADSs.

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities and the price of our equity shares has been especially volatile. The high and low prices of our shares on the Stock Exchange, Mumbai from 1999 until the present are set forth in the table below.

Year	High		Low
	Rs.	$ equivalent	Rs.	$ equivalent
1999	459.80	9.96	73.10	1.58
2000	1445.99	31.33	291.50	6.32
2001	429.70	9.31	111.00	2.41
2002	331.15	7.18	189.75	4.11
2003 (until July 31)	282.85	6.13	127.30	2.76

On July 31, 2003, the closing price of our shares on the Stock Exchange, Mumbai was Rs. 204.20 ($4.42). For comparison purposes, these prices have been adjusted to give effect to our September 1, 1999 two-for- one stock split in the form of stock dividend and our August 25, 2000 five-for-one stock split and an exchange rate of Rs. 46.15 per $ 1.00 as on July 31, 2003 has been used.

The Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, the suspension of stock exchange administration, broker defaults, settlement delays and strikes by brokers. In addition, the governing bodies of the Indian stock exchanges have from time to time restricted securities from trading, limited price movements and restricted margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could occur in the future and, if they do, they could harm the market price and liquidity of our equity shares and our ADSs.

The laws of India may not adequately protect our intellectual property rights.

The laws of India do not protect intellectual property rights to the same extent as the laws in the United States. For example, Indian law does not protect service marks. Further, the global nature of our business makes it is difficult for us to control the ultimate destination of our products and services. The misappropriation or duplication of our intellectual property could curtail our operations or reduce our profitability.

We rely upon a combination of non-disclosure and other contractual arrangements and copyright, trade secret and trademark laws to protect our intellectual property rights. Ownership of software and associated deliverables created for customers is generally retained by or assigned to our customers, and we do not retain an interest in such software and deliverables.

We have applied for the registration of “ Satyam ”, “ VisionCompass ” and other related marks as trademarks in India, the United States and in other jurisdictions where we carry on business. We currently require our technical employees to enter into non-disclosure and assignment of rights agreements to limit use of, access to and distribution of confidential and proprietary information. We cannot assure you that the steps taken by us in this regard will be adequate to prevent misappropriation of confidential and proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

Although we believe that our services and products do not infringe upon the intellectual property rights of others, we cannot assure you that such a claim will not be asserted against us in the future. Assertion of such claims against us could result in litigation, and we cannot assure you that we would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. We expect that the risk of infringement claims against us will increase if more of our competitors are able to obtain patents for software products and processes. Any such claims, regardless of their outcome, could result in substantial cost to us and divert management’s attention from our operations. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any infringement claim or litigation against us could therefore result in substantial costs and diversion of resources.

You may be subject to Indian taxes arising out of capital gains on the sale of the underlying equity shares.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the Stock Exchange, Mumbai or the National Stock Exchange on the date the Depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the Depositary to the custodian. Investors are advised to consult their own tax advisers and to consider carefully the potential tax consequences of an investment in our ADSs.

There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India, or SEBI, is responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

Risk Related to our ADSs and our Trading Market

You may be restricted in your ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of your ownership position.

Under the Companies Act, 1956 of India, or the Companies Act, a company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages before the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders of three-fourths of the shares which are voted on the resolution. As U.S. holders of ADSs represent 10.67% of our outstanding equity shares, you may be unable to exercise preemptive rights for equity shares underlying ADSs unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to you. In the case of future issuances, the new securities may be issued to our Depositary, which may sell the securities for your benefit. The value, if any, our Depositary would receive upon the sale of such securities cannot be predicted. To the extent that you are unable to exercise preemptive rights granted in respect of the equity shares represented by your ADSs, your proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights.

At our request, the depositary bank will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from you, it will endeavor to vote the securities represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

An active or liquid trading market for our ADSs is not assured.

We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The lack of an active, liquid trading market could result in the loss of market makers, media attention and analyst coverage. If there is no longer a market for our equity shares, or if we fail to continue to meet eligibility requirements, we may be required to delist from the NYSE and this may cause our stock prices to decrease significantly. In addition, if there is a prolonged decline in the price of our equity shares, we may not be able to issue equity securities to fund our growth, which would cause us to limit our growth or to incur higher cost funding, such as short-term or long-term debt. Further, if our ADS trading price falls below $5.00 per ADS, our ADSs will be considered a penny stock and trading in our ADSs will be subject to a set of rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require broker-dealers who recommend penny stocks to persons other than their established customers and accredited investors to make a special written suitability determination for the purchaser, provide them with a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market, and receive the purchaser’s written agreement to the transaction before the sale. These requirements limit the ability of broker-dealers to sell penny stocks. Also, because of the extra requirements, many broker-dealers are unwilling to sell penny stocks at all. As a result, if our ADSs were subject to the penny stock rules, the market liquidity for our ADSs could be adversely affected.

Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although you are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in the United States.

The future sales of securities by our company or existing shareholders may harm the price of our ADSs or our equity shares.

The market price of our ADSs or our equity shares could decline as a result of sales of a large number of ADSs or equity shares or the perception that such sales could occur. Such sales also might make it more difficult for us to sell ADSs or equity securities in the future at a time and at a price that we deem appropriate. As of July 31, 2003, we have an aggregate of 312,449,310 equity shares outstanding, which includes underlying equity shares of 33,350,000 for 16,675,000 ADSs. All ADSs are freely tradable, other than ADSs purchased by our affiliates. The remaining equity shares outstanding may be sold in the United States only pursuant to a registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including Regulation S.

Forward-looking statements contained in this Quarterly Report may not be realized.

     We have included statements in this document which contain words or phrases such as “may,” “will,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should” and similar expressions or variations of such expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy and our growth and expansion.

     In addition, other factors that could cause results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to, general economic and political conditions in India, Southeast Asia, and other countries which have an impact on our business activities, changes in Indian and foreign laws, regulations and taxes, changes in competition and other factors beyond our control, including the factors described in this “Risk Factors” section. We do not intend to update any of the forward-looking statements after the date of this Quarterly Report to conform such statements to actual results.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

     Our currency, maturity and interest rate information relative to our short-term and long-term debt are disclosed in Risk Factors.

     We face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with overseas banks.

During fiscal 2003 and the three months ended June 30, 2003, 97.4% and 99.0%, respectively, of our revenues were generated outside of India. Using sensitivity analysis, a hypothetical 10.0% increase in the value of the Indian rupee against all other currencies would decrease revenue by 1.9%, or $8.6 million, in fiscal 2003 and 1.3% or $1.6 million in the three months ended June 30, 2003, while a hypothetical 10.0% decrease in the value of the Indian rupee against all other currency would increase revenue by 1.9%, or $8.6 million, in fiscal 2003 and 1.3%, or $1.6 million, in the three months ended June 30, 2003. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currencies. As a result, a hypothetical 10.0% movement of the value of the Indian rupee against all other currencies in either direction would have impacted our earnings before interest and taxes by $8.6 million in fiscal 2003 and $1.6 million in the three months ended June 30, 2003. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense. As of June 30, 2003, we had approximately $69.3 million of non-Indian rupee denominated cash and cash equivalents.

Item 4. Controls and Procedures

     Not applicable.

PART II

OTHER INFORMATION

Item 1. Legal Proceedings

     The company and its subsidiaries on a consolidated basis are not currently a party to any material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

     In May 2001, we completed an offering of 16,675,000 ADSs (representing 33,350,000 equity shares) at a price of $9.71 per ADS. We received approximately $152.7 million in cash, net of underwriting discounts, commissions and other offering costs. Our Securities Act registration statement on Form F-1 with respect to the offering was declared effective by the Securities and Exchange Commission on May 14, 2001 (Registration No. 333-13464). As of July 31, 2003, approximately $69.7 million of these proceeds have been used for prepayment of loans ($26.9 million); investments in our subsidiaries and other strategic investments ($12.6 million); development of facilities and infrastructure ($7.2 million) and working capital and general corporate purposes ($23.0 million). We intend to use the balance of the net proceeds to fund expansion of our existing facilities and communication network in different locations in India and outside India; to develop new facilities within and outside India; to invest in joint ventures and other strategic investments; and for working capital and general corporate purposes. None of the net proceeds from our ADS offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3. Default Upon Senior Securities

     None

Item 4. Submission of Matters to a Vote of Security Holders

     The following actions were approved by our stockholders at our sixteenth Annual General Meeting held on July 25, 2003:

•	the adoption of the Audited Balance Sheet as at March 31, 2003 and the Audited Profit & Loss Account for the year ended March 31, 2003, the Auditors’ Report thereon and Directors’ Report for the year ended March 31, 2003;

•	the declaration of final dividend on equity shares;

•	the reappointment of Mr. V.P. Rama Rao as director;

•	the appointment of M/s Price Waterhouse as auditors of our company for the period commencing from the conclusion of the sixteenth Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration;

•	the appointment of Prof. Krishna G. Palepu and Mr. Vinod K Dham as directors;

•	further issue of shares under Associate Stock Option Plan – B of the Company; and

•	the payment of remuneration to directors who are not in the whole time employment of the Company.

Item 5. Other Information

     None

Item 6. Exhibits and Reports

Report on Form 6-K filed on August 1, 2003.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Satyam Computer Services Limited

By:	/s/ G. Jayaraman
Name: G. Jayaraman Title: Vice President (Corp. Affairs) & Company Secretary

Date: August 14, 2003